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                                                          SEC FILE NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-KSB   |_| Form 20-F   |_| Form 11-K   |X| Form 10-QSB
              |_| Form N-SAR

         For Period Ended: March 31, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
             For the Transition
             Period Ended: ___________________________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I - REGISTRANT  INFORMATION

K2 Design, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

30 Broad Street
16th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
New York, New York, 10004
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|

     (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

| |


SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to inclusion of additional comparative analyses.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.            (212)                     969-3000
--------------------------------------------------------------------------------
         (Name)                        (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                       |X|  Yes          |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes

|_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A"
================================================================================

                                 K2 Design, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 17, 1999                              By:   /s/ Seth Bressman
      ---------------------------                        -----------------------
                                                         Seth Bressman
                                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

--------------------------------------------------------------------------------
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

                                 Attachment "A"

                                                                                    Three Months Ended
                                                                                        March 31,

                                                                                  1999            1998
                                                                                  ----            ----
                                                                                     (unaudited)
Revenues                                                                      $ 1,444,063    $ 2,140,382
Direct salaries and costs                                                       1,412,891      1,465,602

Selling, general and administrative expenses                                      632,544        534,217

Depreciation                                                                       96,010         89,008
                                                                              -----------    -----------
Income (loss)  from continuing operations before interest and other income,
net, income taxes and discontinued operations                                    (697,382)        51,555

Interest and other income, net                                                     25,226         40,463
                                                                              -----------    -----------

Income (loss) before income tax provision and discontinued operations            (672,156)        92,018

Provision for income taxes                                                          9,325          5,294
                                                                              -----------    -----------

Loss from continuing operations                                                  (681,481)        86,724

Loss from discontinued operations                                                       -        (48,805)
                                                                              -----------    -----------

Net income (loss)                                                             $  (681,481)   $    37,919
                                                                              ===========    ===========

Income (loss) per share from continuing operations
      Basic                                                                   $     (0.20)   $      0.02
      Diluted                                                                 $     (0.20)   $      0.02

Loss per share from discontinued operations

      Basic                                                                   $       --     $     (0.01)
      Diluted                                                                 $       --     $     (0.01)

Net income (loss) per share
      Basic                                                                   $     (0.20)   $      0.01
      Diluted                                                                 $     (0.20)   $      0.01

Weighted average basic common shares outstanding                                3,459,205      3,680,671
                                                                              ===========    ===========

Weighted average diluted common shares outstanding                              3,459,205      3,716,841
                                                                              ===========    ===========




SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

Revenues

Revenues for the three months ended March 31, 1999 and 1998 were approximately $1,444,000 and $2,140,000, respectively, or a decrease of approximately 33%. Net revenues (i.e., gross revenues less pass-through expenses such as media placement costs) during the same periods were approximately $492,000 and $1,157,000, respectively, or a decrease of 57%. This decrease in net revenues was primarily attributable to reduced internet/intranet development and reduced banner revenues during the three months ended March 31, 1999 as compared to the three months ended March 31, 1998. During the three months ended March 31, 1999, VarsityBooks.com, Inc., Standard & Poor's and NCR Corporation accounted for approximately 62%, 12% and 11%, respectively, of the Company's gross revenues. During the three months ended March 31, 1998, Standard & Poor's, Bell Atlantic and Planet Direct, Inc., accounted for approximately 24 %, 13 %and 10%, respectively, of the Company's gross revenues. Accordingly, although the Company has increased its efforts to maintain and enhance client relationships, loss of major clients without a comparable replacement could cause quarterly results to fluctuate and could have a material adverse effect on the Company's financial condition. See "Fluctuations in Quarterly Operating Results."

Direct Salaries and Costs

Direct salaries and costs include all direct labor costs and other direct costs related to project performance, such as independent contractors, freelance labor, supplies, and printing and equipment costs. As a percentage of revenues, direct salaries and costs increased for the three months ended March 31, 1999 as compared to the same period in 1998. Part of the reason for this increase is due to the 33% decrease in sales during the three months ended March 31, 1999 as compared to the same period in 1998, with direct salaries remaining approximately the same for both periods. In absolute dollars, direct salaries and costs decreased by approximately $53,000 from approximately $1,466,000 for the 1998 quarter to approximately $1,413,000 for the 1999 quarter. In the 1999 period, direct salaries and costs consisted primarily of approximately $918,000 of media placement costs, and approximately $417,000 paid as direct labor costs. In the 1998 period, direct salaries and costs consisted primarily of approximately $935,000 paid as media placement costs and approximately $405,000 paid as direct labor costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31 1999 and 1998 were approximately $633,000 (43.8% of revenues) and $534,000 (25.0% of revenues), respectively, and consisted primarily of labor costs, professional fees, occupancy costs, travel, office expenses and supplies and marketing and advertising, among other things. The Company's selling, general and administrative costs have increased due to increased compensation costs as well as increased public relations and printing costs.

Depreciation

Depreciation expense was approximately $96,000 and $89,000 in the three months ended March 31, 1999 and 1998, respectively, and related to depreciation of equipment, furniture and fixtures, and leasehold improvements. The Company's depreciation expenses in 1999 have increased as a result of recent purchases of computer equipment and peripherals.

Income Taxes

The Company currently has a net operating loss carry forward of approximately $2 million.

Operating Loss

The operating loss of ($697,382) during the three months ended March 31, 1999 as compared to operating income of $51,555 during the three months ended March 31, 1998, was primarily due to a reduction in internet/intranet development revenue, as well as a reduction in banner revenue. In addition, selling general and administrative costs have increased due to increased compensation costs, public relations costs and printing costs.

SEC 1344(8-89)